1. Name and Address of Reporting Person
   DeMane, Michael F.
   Medtronic, Inc.
   710 Medtronic Pkwy
   Minneapolis, MN 55432-
2. Date of Event Requiring Statement (Month/Day/Year)
   04/27/2002
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Medtronic, Inc. (MDT)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Sr. Vice President & President, Spinal, ENT, & SNT
6. If Amendment, Date of Original (Month/Day/Year)
   05/06/2002
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                42951.721              D
Common Stock                                536.172                I                By ESOP

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Options (Right to  01/27/1999 09/01/2008 Common Stock            165318    $23.8407   D
buy)
Stock Options (Right to  05/28/2000 05/28/2009 Common Stock            62500     $32        D
buy)                     <F1>
Stock Options (Right to  10/27/2000 10/27/2009 Common Stock            6091      $33.125    D
buy)                     <F1>
Stock Options (Right to  01/27/2000 01/27/2009 Common Stock            4138      $36.25     D
buy)                     <F1>
Stock Options (Right to  10/25/2002 10/25/2011 Common Stock            32184     $43.5      D
buy)                     <F1>
Stock Options (Right to  10/26/2001 10/26/2010 Common Stock            19371     $51.625    D
buy)                     <F1>
Stock Options (Right to  03/17/2001 03/17/2010 Common Stock            5694      $52.6875   D
buy)                     <F1>
Stock Options (Right to  08/09/2001 08/09/2010 Common Stock            8889      $56.25     D
buy)                     <F1>
Right to Receive Stock                         Common Stock            715.556   $0         D
                         <F2>       <F2>

Explanation of Responses:

<F1>
These options become exercisable at the rate of 25% of the shares granted per year beginning on the first anniversary of grant.
<F2>
Rights acquired under the Medtronic, Inc. Executive Non-qualified Supplemental Benefit Plan to be settled in Medtronic common stock as a 1-for-1 conversion upon the employee's retirement or other termination of employment.

SIGNATURE OF REPORTING PERSON
/s/ Michael F. DeMane

DATE
08/14/2002